Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on November 18, 2022 that a share repurchase program SFG commenced on October 7, 2022 has been completed. The number of treasury shares acquired upon completion is 4,149,262 and the total number of treasury shares that SFG holds as of the reporting date is 4,149,262, 0.81% of the total number of common shares issued.

1. Acquisition period: October 7, 2022 – November 18,2022

2. Number of treasury shares acquired: 4,149,262 common shares

3. Average acquisition price: KRW 36,151

4. Total acquisition amount: KRW 150,000,003,750